Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-295219

Southern California Gas Company

Final Term Sheet

August 17, 2026

5.500% First Mortgage Bonds, Series GGG, due 2036

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated August 17, 2026 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 21, 2026 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings*:	Aa3 (stable) by Moody’s Investors Service, Inc.

A (stable) by S&P Global Ratings

AA- (stable) by Fitch Ratings, Inc.

Trade Date:	August 17, 2026

Settlement Date:	August 21, 2026 (T+4)

Securities Offered:	5.500% First Mortgage Bonds, Series GGG, due 2036 (the “Bonds”)

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2027

Coupon:	5.500% per annum, accruing from August 21, 2026

Maturity:	September 1, 2036

Yield to Maturity:	5.578%

Spread to Benchmark Treasury:	+85 basis points

Benchmark Treasury:	4.625% due August 15, 2036

Benchmark Treasury Yield:	4.728%

Optional Redemption Provision:	At the Company’s option, prior to June 1, 2036 (the “Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +15 basis points. At the Company’s option, on and after the Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.405%, plus accrued interest, if any

CUSIP:	842434 DF6

ISIN:	US842434DF68

Total Net Proceeds:	Approximately $493.8 million, after deducting the underwriting discount but before deducting the estimated offering expenses payable by the Company.

Joint Book-Running Managers:	Barclays Capital Inc.
Credit Agricole Securities (USA) Inc.
MUFG Securities Americas Inc.
TD Securities (USA) LLC
Penserra Securities LLC

Co-Managers:	Blaylock Van, LLC
MFR Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, by calling Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, by calling MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or by calling TD Securities (USA) LLC at 1-855-495-9846.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.